2/17

09045341

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 02 2009
THOMSON REUTERS

FILE NO. 82- 02605 FISCAL YEAR 12-26-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 2/18/09

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Feb-2009 17:20:02
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	26-12-2008

Attachments

- NOL_Full_Year_2008_Financial.pdf
- NOL_Full_Year_2008_Press_Release.pdf
- NOL_Full_Year_2008_Results_Presentation.pdf

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AR/S
12-26-08

NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 26 December 2008

RECEIVED
2009 FEB 17

1.(a)(i) Consolidated Income Statement

	Group 2008 US$'000	Group 2007 US$'000	% Increase/ (Decrease)
Revenue	9,285,125	8,159,977	14
Cost of sales	(8,328,979)	(6,865,603)	21
Gross profit	956,146	1,294,374	(26)
Other gains (net)			
- Miscellaneous	39,807	47,909	(17)
- Finance and investment income	13,096	26,703	(51)
Expenses			
- Administrative	(694,182)	(717,443)	(3)
- Restructuring costs	(71,684)	-	N/M
- Finance	(34,946)	(44,013)	(21)
- Other operating	(79,041)	(32,113)	146
Share of results of associated companies	3,799	3,300	15
Share of results of joint ventures	4,194	7,146	(41)
Profit before income tax	137,189	585,863	(77)
Income tax expense	(48,926)	(53,900)	(9)
Net profit for the financial year	88,263	531,963	(83)
Attributable to:			
Equity holders of the Company	83,114	522,761	(84)
Minority interest	5,149	9,202	(44)
	88,263	531,963	(83)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group 2008 US$'000	Group 2007 US$'000	% Increase/ (Decrease)
(A) Investment income	38	25	52
(B) Other income including interest income	15,463	41,167	(62)
(C) Interest on Borrowings	(27,986)	(36,465)	(23)
(D) Depreciation and Amortisation	(263,022)	(254,170)	3
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(10,747)	(12,740)	(16)
(F) Provision for Impairment in Value of Investments	(36)	(201)	(82)
(G) Foreign Exchange (Loss)/Gain	(22,457)	11,285	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(8,476)	(15,018)	(44)
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	28,318	24,583	15
(J) Write-off of Inventories	(360)	(347)	4

N/M: Not meaningful

1.(b)(i) Balance Sheets

	Group			Company		
	26 Dec 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)	26 Dec 2008 US$'000	28 Dec 2007 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	429,219	504,366	(15)	15,760	44,584	(65)
Trade and other receivables [1]	828,708	1,044,710	(21)	594,207	578,694	3
Inventories at cost	159,015	161,126	(1)	-	-	0
Derivative financial instruments	11,293	119,918	(91)	5,473	57,990	(91)
Other current assets	62,296	54,004	15	1,669	589	183
Total current assets	1,490,529	1,884,123	(21)	617,109	682,857	(10)
Non-current Assets						
Investments in subsidiaries	-	-	0	994,695	996,358	(0)
Investments in associated companies	29,018	15,107	92	1	1	0
Investments in joint ventures	27,287	23,004	19	-	-	0
Available-for-sale financial assets	92	147	(37)	-	-	0
Property, plant and equipment	3,642,636	2,812,777	30	458,519	283,111	62
Investment properties	9,047	21,348	(58)	-	-	0
Deferred charges	3,245	4,213	(23)	45	-	N/M
Intangible assets	29,229	32,927	(11)	107	141	(24)
Goodwill arising on consolidation	129,095	121,454	6	-	-	0
Deferred income tax assets	3,683	20,506	(82)	-	-	0
Other non-current assets	80,730	73,105	10	2,295	2,586	(11)
Total non-current assets	3,954,062	3,124,588	27	1,455,662	1,282,197	14
TOTAL ASSETS	5,444,591	5,008,711	9	2,072,771	1,965,054	5
LIABILITIES						
Current Liabilities						
Trade and other payables	1,066,478	1,116,495	(4)	131,880	93,498	41
Current income tax liabilities	35,283	32,313	9	19,641	18,660	5
Borrowings	466,963	54,263	761	92,706	2,268	3,988
Provisions	100,933	38,572	162	330	370	(11)
Deferred income	-	4,553	(100)	-	-	0
Derivative financial instruments	94,739	59,406	59	5,473	57,931	(91)
Other current liabilities [2]	170,761	238,218	(28)	-	-	0
Total current liabilities	1,935,157	1,543,931	25	250,030	172,727	45
Non-current Liabilities						
Borrowings	777,682	537,252	45	-	-	0
Provisions	127,308	123,613	3	-	-	0
Deferred income	-	537	(100)	-	-	0
Deferred income tax liabilities	24,972	18,180	37	11,449	11,310	1
Other non-current liabilities	74,881	77,981	(4)	-	-	0
Total non-current liabilities	1,004,843	757,563	33	11,449	11,310	1
TOTAL LIABILITIES	2,940,000	2,301,494	28	261,479	184,037	42
NET ASSETS	2,504,591	2,707,217	(7)	1,811,292	1,781,017	2
EQUITY						
Share capital	846,379	840,738	1	846,379	840,738	1
Treasury shares	(6,216)	(6,926)	(26)	(6,216)	(6,926)	(26)
	840,163	833,812	1	840,163	833,812	1
Shares held by employee benefit trust	(1,413)	(610)	132	-	-	0
Treasury shares reserve	(1,196)	(78)	1,432	(1,196)	(78)	1,432
Retained earnings	1,657,862	1,726,025	(4)	936,304	918,017	2
Other reserves	(34,873)	102,769	N/M	37,020	29,268	26
Capital and reserves attributable to equity holders of the Company	2,460,544	2,661,918	(8)	1,811,292	1,781,017	2
Minority interest	44,047	45,299	(3)	-	-	0
TOTAL EQUITY	2,504,591	2,707,217	(7)	1,811,292	1,781,017	2
Net current (liabilities)/assets	(444,628)	340,192	N/M	367,079	510,130	(28)

[1] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[2] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

N/M: Not meaningful

1.(b)(ii) **Borrowings**

The Group As at 26 December 2008	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,507	455,667	4,789	466,963
Amount repayable in:				
2010	11,359	-	5,097	16,456
2011	10,915	-	5,405	16,320
2012	11,883	-	5,715	17,598
2013	12,890	350,000	6,051	368,941
Thereafter	58,819	94,349	205,199	358,367
	112,373	900,016	232,256	1,244,645

As at 28 December 2007	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,897	47,307	59	54,263
Amount repayable in :				
2009	7,113	-	38	7,151
2010	11,935	-	25	11,960
2011	12,311	-	-	12,311
2012	11,891	-	-	11,891
Thereafter	50,234	443,705	-	493,939
	100,381	491,012	122	591,515

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on vessels, equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are as follows:

The Group As at 26 December 2008	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	723,461	12,810	90,066	23,786	69,652	919,775
Amount repayable in :						
2010	726,817	501	88,548	17,937	46,548	880,351
2011	648,665	-	88,546	16,322	34,895	788,428
2012	583,346	-	84,462	13,580	26,588	707,976
2013	493,267	-	80,245	11,062	20,513	605,087
Thereafter	1,242,869	-	895,318	12,390	28,065	2,178,642
	4,418,324	13,311	1,327,285	95,077	226,261	6,080,258

As at 28 December 2007	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in :						
2009	612,894	11,866	85,403	14,917	56,769	781,849
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	-	87,652	8,662	24,856	665,736
2012	483,102	-	84,529	8,662	17,931	594,224
Thereafter	1,682,878	-	1,000,970	19,319	41,096	2,744,263
	4,646,550	32,176	1,432,518	89,756	246,148	6,347,147

SEC Exemption
No. 82-2605

1.(c) **Consolidated Cash Flow Statement**

	Group	
	2008	2007
	US$'000	US$'000
Cash Flows from Operating Activities		
Profit before income tax	137,189	686,863
Adjustments for :		
Amortisation of non-current assets and deferred income	485	(446)
Depreciation of property, plant and equipment	262,264	264,138
Depreciation of investment properties	273	478
Fair value losses on ineffective cash flow hedges		
- bunker call options	4,860	-
- bunker swaps	393	-
Premium on bunker call option	3,466	5,459
Interest expense	27,986	36,465
Interest income	(9,019)	(25,776)
Investment income	(38)	(25)
Share-based compensation costs	11,737	10,532
Write-off of inventories	360	347
Fair value (gains)/losses on shares held by employee benefit trust	(2,030)	1,813
Net profit on disposal of property, plant and equipment	(24,892)	(24,022)
Net profit on disposal of subsidiaries	(2,292)	-
Net profit on disposal of associated companies	-	(419)
Net profit on disposal of available-for-sale financial assets	(1,134)	(153)
Net loss on disposal of other non-current investments	-	11
Net provision for impairment of loans and non-trade debts to associated companies	28	1,263
Net write-back of impairment of loans receivable	(627)	(279)
Net write-back of impairment in value of property, plant and equipment	(28)	(230)
Net write-back of impairment in value of investment properties	-	(1,670)
Net provision for impairment of other non-current assets	36	201
Net provision for restructuring and termination costs	72,437	1,236
Net provision for insurance, litigation and other claims, net of reimbursement	22,523	20,007
Net provision for drydocking costs	4,274	2,097
Share of results of associated companies	(3,799)	(3,300)
Share of results of joint ventures	(4,194)	(7,146)
Unrealised translation (gains)/losses	(1,407)	4,541
Operating cash flow before working capital changes	498,851	861,084
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	202,825	(170,917)
Inventories	1,751	(60,104)
Payables	(155,486)	242,654
Net amount due from associated companies	(26)	968
Cash generated from operations	547,915	873,685
Interest paid	(21,434)	(36,735)
Interest received	11,125	25,341
Net income tax paid	(37,843)	(34,366)
Net cash inflow from operating activities	499,763	827,925
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	(8,603)	(14)
Investment in an associated company	(10,394)	(3,924)
Net proceeds from loans receivable	1,068	251
Investment income received	38	25
Dividends received from an associated company	437	353
Dividends received from joint ventures	1,360	1,260
Additions in other non-current investments	-	(734)
Purchase of property, plant and equipment	(879,049)	(911,830)
Subsequent expenditure on investment properties	-	(18)
Purchase of intangible assets	(2,975)	(1,209)
Proceeds from disposal of property, plant and equipment	49,351	34,763
Proceeds from disposal of an investment property	-	4,245
Proceeds from disposal of available-for-sale financial assets	1,077	165
Proceeds from disposal of other non-current investments	3,297	76
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [3]	1,338	13,112
Net cash outflow from investing activities	(843,055)	(863,479)
Cash Flows from Financing Activities		
Proceeds from borrowings	779,323	13,134
Net cash inflow contributed by employee benefit trust	321	217
Dividends paid to equity holders	(151,277)	(77,491)
Dividends paid to minority interest	(4,834)	(897)
Capital contribution by minority interest	-	28
Proceeds from issue of new ordinary shares	1,904	16,027
Proceeds from re-issuance of treasury shares	27	172
Purchase of treasury shares	(621)	(7,279)
Repayment of borrowings	(356,526)	(96,405)
Payment of costs incurred in connection with long term financing	(171)	(1,900)
Net cash inflow/(outflow) from financing activities	268,146	(154,394)
Net decrease in cash and cash equivalents	(75,146)	(189,948)
Cash and cash equivalents at beginning of financial year	504,365	694,313
Cash and cash equivalents at end of financial year	429,219	504,365

1.(c) Consolidated Cash Flow Statement (continued)

[3] **Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow**

	Group 2008 US$'000	Group 2007 US$'000
Net assets disposed :		
Non-current assets	4,406	10,936
Current assets	1,054	12,598
Current liabilities	(2,917)	(4,114)
Non-current liabilities	(2,501)	(176)
Net attributable assets disposed	41	19,244
Less : Minority interest	120	3,669
Add : Foreign currency translation reserve	(312)	(2,890)
	(151)	20,023
Net profit on disposal of subsidiaries	2,292	-
Net proceeds from disposal of subsidiaries	2,141	20,023
Less : Cash of subsidiaries disposed	(803)	(6,911)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	1,338	13,112

1.(d)(i) **Statement of Changes in Equity**

GROUP	Capital and reserves attributable to equity holders of the Company: Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Other reserves US$'000	Minority interest US$'000	Total equity US$'000
Balance at 29 December 2007	840,738	(6,926)	(610)	(78)	1,726,026	102,769	45,299	2,707,217
Fair value losses on cash flow hedges	-	-	-	-	-	(198,289)	-	(198,289)
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	-	55,488	-	55,488
Fair value losses on available-for-sale financial asset	-	-	-	-	-	(55)	-	(55)
Tax on fair value gains and losses	-	-	-	-	-	(843)	-	(843)
Currency translation differences	-	-	(17)	-	-	(1,756)	(725)	(2,498)
Net losses recognised directly in equity	-	-	(17)	-	-	(145,455)	(725)	(146,197)
Net profit for the financial year	-	-	-	-	83,114	-	5,149	88,263
Total (losses)/gains recognised for the financial year	-	-	(17)	-	83,114	(145,455)	4,424	(57,934)
Dividends to equity holders	-	-	-	-	(151,277)	-	-	(151,277)
Dividends to minority interest	-	-	-	-	-	-	(4,834)	(4,834)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	(962)	(962)
Disposal of subsidiaries	-	-	-	-	-	-	120	120
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	11,737	-	11,737
- new shares issued	4,641	-	-	-	-	(2,737)	-	1,904
- treasury shares re-issued	-	2,331	-	(1,117)	-	(1,187)	-	27
Purchase of treasury shares	-	(621)	-	-	-	-	-	(621)
Purchase of shares by employee benefit trust	-	-	(786)	-	-	-	-	(786)
Balance at 26 December 2008	845,379	(5,216)	(1,413)	(1,195)	1,657,862	(34,873)	44,047	2,504,591

GROUP	Capital and reserves attributable to equity holders of the Company: Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Other reserves US$'000	Minority interest US$'000	Total equity US$'000
Balance at 30 December 2006	822,066	-	(2,482)	-	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	-	-	140,664	-	140,664
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(58,693)	-	(58,693)
Fair value losses on available-for-sale financial asset	-	-	-	-	-	(150)	-	(150)
Tax on fair value gains and losses	-	-	-	-	-	(935)	-	(935)
Currency translation differences	-	-	-	-	-	5,731	(67)	5,664
Net gains/(losses) recognised directly in equity	-	-	-	-	-	86,607	(67)	86,540
Net profit for the financial year	-	-	-	-	522,761	-	9,202	531,963
Total gains recognised for the financial year	-	-	-	-	522,761	86,607	9,135	618,503
Dividends to equity holders	-	-	-	-	(77,491)	-	-	(77,491)
Dividends to minority interest	-	-	-	-	-	-	(897)	(897)
Acquisition of additional interests in a subsidiary	-	-	-	-	-	-	(14)	(14)
Capital contribution by minority interest	-	-	-	-	-	-	28	28
Disposal of a subsidiary	-	-	-	-	-	-	3,669	3,669
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	10,532	-	10,532
- new shares issued	18,672	-	-	-	-	(2,645)	-	16,027
- treasury shares re-issued	-	353	-	(78)	-	(103)	-	172
Purchase of treasury shares	-	(7,279)	-	-	-	-	-	(7,279)
Sale of shares by employee benefit trust	-	-	1,872	-	-	-	-	1,872
Balance at 28 December 2007	840,738	(6,926)	(610)	(78)	1,726,026	102,769	45,299	2,707,217

1.(d)(i) **Statement of Changes in Equity (continued)**

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 29 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017
Fair value gains on cash flow hedges	-	-	-	-	2,430	2,430
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(2,489)	(2,489)
Net losses recognised directly in equity	-	-	-	-	(59)	(59)
Net profit for the financial year	-	-	-	168,564	-	168,564
Total gains/(losses) recognised for the financial year	-	-	-	168,564	(59)	168,505
Dividends to equity holders	-	-	-	(151,277)	-	(151,277)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	11,737	11,737
- new shares issued	4,641	-	-	-	(2,737)	1,904
- treasury shares re-issued	-	2,331	(1,117)	-	(1,187)	27
Purchase of treasury shares	-	(621)	-	-	-	(621)
Balance at 26 December 2008	845,379	(5,216)	(1,195)	935,304	37,020	1,811,292

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	-	852,015	21,423	1,695,504
Fair value gains on cash flow hedges	-	-	-	-	199	199
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(140)	(140)
Net gains recognised directly in equity	-	-	-	-	59	59
Net profit for the financial year	-	-	-	143,493	-	143,493
Total gains recognised for the financial year	-	-	-	143,493	59	143,552
Dividends to equity holders	-	-	-	(77,491)	-	(77,491)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	10,532	10,532
- new shares issued	18,672	-	-	-	(2,645)	16,027
- treasury shares re-issued	-	353	(78)	-	(103)	172
Purchase of treasury shares	-	(7,279)	-	-	-	(7,279)
Balance at 28 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,781,017

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 26 December 2008, the Company's issued and paid-up capital (including treasury shares) comprised 1,472,706,789 (28 December 2007: 1,469,941,544) ordinary shares. The Company's issued and paid-up capital (excluding treasury shares) comprised 1,470,980,072 (28 December 2007: 1,467,715,210) ordinary shares.

Share options
As at 28 December 2007, there were 28,290,533 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the financial year, 1,177,327 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 to S$3.32 per share and 1,259,005 options were cancelled.

In addition, the Company granted 9,658,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 26 December 2008, options to subscribe for 35,512,201 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 28 December 2007, there were 4,784,907 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the financial year, 2,361,535 performance shares were vested on 2 January 2008 and 346,668 were cancelled.

In addition, the Company awarded 2,344,000 new performance shares under the NOL PSP.

As at 26 December 2008, 4,420,704 performance shares remain outstanding under the NOL PSP.

Treasury shares
As at 28 December 2007, there were 2,226,334 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

During the financial year, the Company re-issued 18,000 treasury shares pursuant to the NOL SOP at the exercise price of S$2.20 per share, and re-issued 755,617 treasury shares pursuant to the NOL PSP.

In addition, the Company purchased 274,000 shares by way of market acquisitions at prices ranging from S$3.11 to S$3.15 per share, with total consideration paid amounting to US$621,297 (including transaction costs). The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

As at 26 December 2008, there were 1,726,717 treasury shares remaining that have not been re-issued.

2. Basis of Preparation

The preparation of the FY 2008 financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 26 December 2008 and the reported amounts of revenue and expenses during the financial year from 29 December 2007 to 26 December 2008. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

4. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

5. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 6(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 28 December 2007.

6.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

On 29 December 2007, the Group and the Company adopted the following Interpretations of FRS ("INT FRS"):

INT FRS 29	: Disclosures - Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
INT FRS 111	: FRS 102 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
INT FRS 112	: Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)
INT FRS 114	: FRS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1 January 2008)

The adoption of the above INT FRS did not have any significant impact on the Group and the Company.

6.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

7.

GROUP	2008	2007
Earnings per ordinary share after deducting any provision for preference dividends (adjusted to exclude shares held by employee benefit trust and treasury shares)		
a) Based on the weighted average number of ordinary shares on issue	**5.66 US cts**	**35.72 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**5.63 US cts**	**35.33 US cts**

8. Net Asset Value

	Group			Company		
	26 Dec 2008 US$	**28 Dec 2007 US$**	**Inc / (Dec) %**	**26 Dec 2008 US$**	**28 Dec 2007 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital (adjusted to exclude treasury shares) of the issuer	**1.67**	**1.81**	**(7.73)**	**1.23**	**1.21**	**1.65**

9. Review of the Performance of the Group

FY 2008 vs FY 2007

Income Statement:

NOL Group achieved revenue of US$9.29 billion (FY 2007: US$8.16 billion), an increase of of US$1.13 billion or 14% year-on-year (YoY). This is mainly due to growth in container shipping revenue through higher volumes and greater bunker recovery.

The Group's cost of sales increased by US$1.46 billion or 21% YoY to US$8.33 billion mainly due to higher bunker fuel costs, higher vessel costs from capacity expansion and variable costs associated with higher volumes.

Finance and investment income decreased by US$14 million or 51% YoY to US$13 million mainly due to lower interest income from lower average interest rate and average deposit balance.

Finance expenses decreased by US$9 million or 21% to US$35 million mainly due to lower average interest rate.

Other operating expenses increased by US$47 million or 146% to US$79 million mainly due to foreign exchange losses arising from revaluation of non-USD denominated balance sheet items.

Net profit attributable to equity holders of the Company decreased 84% YoY from US$523 million in FY 2007 to US$83 million in FY 2008 due to higher operating costs, such as bunker fuel and vessel costs, and deteriorating container demand growth environment, particularly in 4Q08, where the Group incurred losses of US$149 million for the quarter. The decrease in net profit for the year was also due to cost associated with the restructuring exercise of US$72 million, which was incurred in 4Q08.

Balance Sheet:

NOL Group's total assets increased by US$436 million from US$5.0 billion as at 28 December 2007 to US$5.4 billion as at 26 December 2008. The increase in total assets is mainly due to increase in property, plant and equipment arising from capital expenditure during the year.

The Group's total liabilities increased by US$639 million from US$2.3 billion as at 28 December 2007 to US$2.9 billlion as at 26 December 2008. The increase in total liabilities is mainly due to increase in borrowings [see Note 1(b)(ii)] during the year.

The Group's total equity decreased by US$203 million from US$2.7 billion as at 28 December 2007 to US$2.5 billion as at 26 December 2008 mainly due to decrease in retained earnings and other reserves.

Cashflow:

NOL Group's cash and cash equivalents decreased by US$75 million to US$429 million mainly due to net cash outflow from investing activities of US$843 million, partially offset by net cash inflow from operating activities of US$500 million and net cash inflow from financing activities of US$268 million. Cash outflow from investing activities was mainly driven by capital expenditure on property, plant and equipment while cash inflow from financing activities was mainly due to proceeds from borrowings.

9. Review of the Performance of the Group (continued)

		FY 2008 US$'m	Q4 2008 US$'m	Q3 2008 US$'m	Q2 2008 US$'m	Q1 2008 US$'m
(a)	**Revenue**					
	Container Shipping	7,945	1,964	2,038	1,924	2,019
	Logistics	1,324	328	315	318	363
	Terminals	577	148	146	138	145
	Others	13	3	4	3	3
	Elimination	(574)	(154)	(150)	(147)	(123)
	Total	**9,285**	**2,289**	**2,353**	**2,236**	**2,407**
(b)	**EBIT**					
	Container Shipping	34	(143)	9	60	108
	Logistics	53	6	17	13	17
	Terminals	65	11	23	19	12
	Others	8	5	3	-	-
	Total	**160**	**(121)**	**52**	**92**	**137**

		FY 2007 US$'m	Q4 2007 US$'m	Q3 2007 US$'m	Q2 2007 US$'m	Q1 2007 US$'m
(a)	**Revenue**					
	Container Shipping	6,662	1,999	1,673	1,468	1,522
	Logistics	1,323	381	318	299	325
	Terminals	609	163	145	146	155
	Others	10	2	2	2	4
	Elimination	(444)	(121)	(109)	(105)	(109)
	Total	**8,160**	**2,424**	**2,029**	**1,810**	**1,897**
(b)	**EBIT**					
	Container Shipping	450	172	173	77	28
	Logistics	57	19	12	14	12
	Terminals	93	27	22	23	21
	Others	13	10	2	(2)	3
	Total	**613**	**228**	**209**	**112**	**64**

(c) **Analysis by Business Units**

(i) **Container Shipping**

<u>FY 2008 vs FY 2007</u>

Container Shipping revenue for FY 2008 increased by 19% year-on-year (YoY) to US$7.9 billion, driven by increase in volume in the first three quarters and higher bunker recoveries included in freight revenue. This is, however, offset by a reversing trend in Q408 as global demand slows significantly following the global financial crisis.

EBIT decreased by 92% YoY to US$34 million mainly due to deterioration in demand across all trade lanes during 4Q08 and higher operating costs during the year caused by escalating bunker fuel prices, and costs associated with the restructuring exercise incurred in 4Q08.

<u>Q4 2008 vs Q4 2007</u>

Revenue for 4Q08 decreased by 2% YoY to US$1.96 billion due primarily to falling demand across all trade lanes resulting in decrease in volume of 14%. The decrease in revenue from fall in volume was partially offset by higher freight rates through greater bunker recovery. Head haul utilisation fell to 83% due to significant deterioration in global demand.

4Q08 EBIT fell from a profit of US$172 million in 4Q07 to a loss of US$143 million due to deterioration in demand and higher operating costs largely an effect of higher vessel operating cost and costs associated with the restructuring exercise incurred in 4Q08.

CONTAINER SHIPPING FULL YEAR RESULTS 2008 and 2007

Unaudited

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Load Factors %					
Transpacific Eastbound	88%	81%	90%	90%	95%
Asia-Europe Westbound	90%	80%	93%	93%	97%
Transatlantic Westbound	84%	77%	84%	89%	87%
Intra-Asia Westbound	91%	91%	88%	88%	95%
Asia-Latin America/Mexico Eastbound	94%	80%	100%	100%	89%
Headhaul	89%	83%	90%	90%	95%

	FY 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Load Factors %					
Transpacific Eastbound	94%	90%	96%	93%	94%
Asia-Europe Westbound	100%	98%	100%	100%	100%
Transatlantic Westbound	94%	90%	98%	99%	87%
Intra-Asia Westbound	100%	96%	100%	100%	100%
Asia-Latin America/Mexico Eastbound	97%	99%	97%	100%	97%
Headhaul	97%	93%	99%	98%	98%

CONTAINER SHIPPING FULL YEAR RESULTS 2008 and 2007 (continued)
Unaudited

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Volume ('000 FEU)					
Americas					
Transpacific	825	183	209	201	232
Latin America	199	46	50	51	52
	1,024	229	259	252	284
Europe					
Asia-Europe	442	100	111	113	118
Transatlantic	147	35	36	35	41
	589	135	147	148	159
Asia/Middle East					
Intra-Asia	852	210	216	206	220
Total Volume [4]	**2,465**	**574**	**622**	**606**	**663**
Operating Expenses (US$'m)					
Americas					
Transpacific	3,408	901	880	781	846
Latin America	785	206	198	187	194
	4,193	1,107	1,078	968	1,040
Europe					
Asia-Europe	1,577	407	413	378	379
Transatlantic	504	140	124	127	113
	2,081	547	537	505	492
Asia/Middle East					
Intra-Asia	1,637	453	414	391	379
Total Operating Expenses	**7,911**	**2,107**	**2,029**	**1,864**	**1,911**
Analysis of Expenses (US$'m)					
Operating Cost	7,148	1,882	1,854	1,683	1,729
General and Administrative	536	160	122	129	125
Depreciation and Amortisation	226	65	53	52	56
Others [5]	1	-	-	-	1
Total Operating Expenses	**7,911**	**2,107**	**2,029**	**1,864**	**1,911**

	FY 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Volume ('000 FEU)					
Americas					
Transpacific	832	243	203	186	200
Latin America	182	55	44	40	43
	1,014	298	247	226	243
Europe					
Asia-Europe	428	117	98	101	112
Transatlantic	132	38	32	31	31
	560	155	130	132	143
Asia/Middle East					
Intra-Asia	784	217	187	184	196
Total Volume [4]	**2,358**	**670**	**564**	**542**	**582**
Operating Expenses (US$'m)					
Americas					
Transpacific	2,848	846	689	634	679
Latin America	623	188	152	136	147
	3,471	1,034	841	770	826
Europe					
Asia-Europe	1,158	338	268	264	288
Transatlantic	379	104	94	88	93
	1,537	442	362	352	381
Asia/Middle East					
Intra-Asia	1,204	351	297	269	287
Total Operating Expenses	**6,212**	**1,827**	**1,500**	**1,391**	**1,494**
Analysis of Expenses (US$'m)					
Operating Cost	5,521	1,630	1,332	1,229	1,330
General and Administrative	472	135	117	112	108
Depreciation and Amortisation	218	62	51	49	56
Others [5]	1	-	-	1	-
Total Operating Expenses	**6,212**	**1,827**	**1,500**	**1,391**	**1,494**

[4] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.
[5] Others consists of minority interest and share of results of associated companies and joint ventures.

(ii) **Logistics**

FY 2008 vs FY 2007

For FY2008, Logistics revenue remained flat year-on-year (YoY) with Contract Logistics and International Service also recording flat revenue growth YoY.

FY2008 EBIT decreased by US$4 million or 7% YoY to US$53 million. The decrease in EBIT YoY was driven mainly by costs associated with the restructuring exercise incurred in 4Q08, partially offset by continued cost management efforts.

Q4 2008 vs Q4 2007

For 4Q08, Logistics revenue decreased by US$53 million or 14% YoY to US$328 million due to declining demand across all segments of business. Contract Logistics revenue fell by US$18 million or 8% to US$206 million and International Services revenue also declined by US$35 million or 22% to US$122 million.

4Q08 EBIT decreased by US$13 million or 68% YoY to reach US$6 million mainly due to margin erosion in the trucking segment of the Contract Logistics division, some foreign exchange losses incurred in 4Q08 and costs associated with the restructuring exercise incurred in 4Q08.

LOGISTICS FULL YEAR RESULTS 2008 and 2007
Unaudited
US$ millions

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
BY REGION					
Revenue					
Americas	825	213	196	198	218
Europe	178	38	40	44	56
Asia/Middle East	321	77	79	76	89
Total Revenue	**1,324**	**328**	**315**	**318**	**363**
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	808	206	189	196	217
International Services	516	122	126	122	146
Total Revenue	**1,324**	**328**	**315**	**318**	**363**
Operating Expenses					
Contract Logistics Services	783	204	183	187	209
International Services	488	118	115	118	137
Total Operating Expenses	**1,271**	**322**	**298**	**305**	**346**
EBIT					
Contract Logistics Services	25	2	6	9	8
International Services	28	4	11	4	9
Total EBIT	**53**	**6**	**17**	**13**	**17**
Analysis of Expenses					
Operating Cost	1,081	267	256	261	297
General and Administrative	180	53	38	43	46
Depreciation and Amortisation	10	2	3	2	3
Others *	-	-	1	(1)	-
Total Operating Expenses	**1,271**	**322**	**298**	**305**	**346**

	FY 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
BY REGION					
Revenue					
Americas	823	228	193	190	212
Europe	196	60	47	44	45
Asia/Middle East	304	93	78	65	68
Total Revenue	**1,323**	**381**	**318**	**299**	**325**
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	807	224	186	186	211
International Services	516	157	132	113	114
Total Revenue	**1,323**	**381**	**318**	**299**	**325**
Operating Expenses					
Contract Logistics Services	780	217	181	177	205
International Services	486	145	125	108	108
Total Operating Expenses	**1,266**	**362**	**306**	**285**	**313**
EBIT					
Contract Logistics Services	27	7	5	9	6
International Services	30	12	7	5	6
Total EBIT	**57**	**19**	**12**	**14**	**12**
Analysis of Expenses					
Operating Cost	1,056	306	251	237	262
General and Administrative	197	53	52	45	47
Depreciation and Amortisation	11	3	3	2	3
Others *	2	-	-	1	1
Total Operating Expenses	**1,266**	**362**	**306**	**285**	**313**

* Others consists of minority interest and share of results of associated companies and joint ventures.

(iii) **Terminals**

FY 2008 vs FY 2007

For FY2008, Terminals revenue decreased by 5% year-on-year (YoY) to US$577 million due to fall in volumes during the year. Volume fell by 10% YoY due primarily to a combination of industry-wide capacity reduction and demand deterioration in the US, particularly in 4Q08, which directly affected the US West Coast terminals. The decrease in revenue due from lower volume was partially offset by higher revenue per lift as a result of improved mix.

FY2008 EBIT decreased by US$28 million or 30% YoY to US$65 million due to fall in volume.

Q4 2008 vs Q4 2007

4Q08 revenue decreased by 9% YoY to US$148 million due to the rapid fall in demand for container trade during the quarter, resulting in volume contraction of 18% YoY.

EBIT for 4Q08 decreased by US$16 million or 59% to US$11 million due primarily to fall in volume for the quarter and the costs associated with the restructuring exercise, incurred in 4Q08.

TERMINALS FULL YEAR RESULTS 2008 and 2007
Unaudited

	FY 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Total Volume ('000 Lifts)	2,216	546	557	544	569
Analysis of Expenses (US$'m)					
Operating Cost	443	114	109	104	116
General and Administrative	54	19	11	12	12
Depreciation and Amortisation	21	7	4	4	6
Others [7]	(6)	(3)	(1)	(1)	(1)
Total Operating Expenses	512	137	123	119	133
	FY 2007	**Q4 2007**	**Q3 2007**	**Q2 2007**	**Q1 2007**
Total Volume ('000 Lifts)	2,469	661	576	594	638
Analysis of Expenses (US$'m)					
Operating Cost	454	118	108	109	119
General and Administrative	47	15	11	10	11
Depreciation and Amortisation	20	5	5	5	5
Others [7]	(5)	(2)	(1)	(1)	(1)
Total Operating Expenses	516	136	123	123	134

[7] Others consists of minority interest and share of results of associated companies and joint ventures.

10. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

11. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Container shipping and related businesses are in the midst of a pronounced downturn which is expected to extend through 2009. Reduced consumer demand worldwide, coupled with excess supply of new vessel tonnage is creating a very difficult business environment.

Conditions similar to those in the fourth quarter of 2008 are expected to continue through 2009. NOL anticipates reporting a loss for the year 2009.

The Group has undertaken a restructuring and will continue to lower its cost base, mitigate losses and improve productivity so as to emerge stronger when the upturn occurs.

12. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

The directors are pleased to recommend a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share in respect of the financial year ended 26 December 2008 for approval by shareholders at the Annual General Meeting to be convened on 15 April 2009.

The recommended final dividend has not been provided for in this financial information and will be accounted for in the shareholders' equity as an appropriation of FY 2008 profits after tax in the financial information for the year ending 25 December 2009.

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	5 September 2008	5 May 2009

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	10.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	7 September 2007	5 May 2008

12. Dividend (continued)

(c) Date payable

On 7 September 2007, an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 28 December 2007.

On 5 May 2008, a final tax exempt (one-tier) dividend of 10.00 Singapore cents per share was paid in respect of the financial year ended 28 December 2007.

On 5 September 2008, an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 26 December 2008.

The recommended final tax exempt (one-tier) dividend of 4.00 Singapore cents per share, if approved at the Annual General Meeting to be held on 15 April 2009, will be paid on 5 May 2009.

(d) Books closure date

Notice is hereby given that subject to shareholders' approval being obtained for the proposed final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 26 December 2008 ("dividend"), the Share Transfer Books and the Register of Members of the Company will be closed on 22 April 2009. To determine shareholders' entitlement to the dividend, Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 21 April 2009 will be registered to determine shareholders' entitlement to the dividend.

(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

13. Segment Information
Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Container Shipping - Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.

2. Logistics - Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

3. Terminals - Operation of container terminals and provision of other related services. The segment information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment, investment properties and intangible assets, excluding those acquired through business combinations.

13. **Segment Information (continued)**

2008	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues						
External sales	7,804,563	1,308,134	169,799	2,629	-	9,285,125
Inter-segment sales	140,300	15,961	407,089	10,352	(573,702)	-
Total revenue	7,944,863	1,324,095	576,888	12,981	(573,702)	9,285,125
Segment result	31,148	50,443	60,401	6,171	-	148,163
Interest expense						(27,986)
Interest income						9,019
Share of results of associated companies	-	3,719	71	9	-	3,799
Share of results of joint ventures	-	(1,606)	5,800	-	-	4,194
Profit before income tax						137,189
Income tax expense						(48,926)
Net profit for the financial year						88,263
Segment assets	3,984,954	266,682	193,153	945,066	(363,060)	5,026,795
Associated companies	-	15,046	13,972	-	-	29,018
Joint ventures	-	5,208	22,079	-	-	27,287
Unallocated assets						361,491
Consolidated total assets						5,444,591
Segment liabilities	1,487,610	306,052	146,924	57,574	(363,060)	1,635,100
Unallocated liabilities						1,304,900
Consolidated total liabilities						2,940,000
Other segment items:						
Capital expenditures						
- property, plant & equipment	641,070	18,773	26,017	193,189	-	879,049
- intangible assets	2,227	746	-	2	-	2,975
Depreciation	227,460	8,325	20,552	6,200	-	262,537
Amortisation	(1,682)	2,126	-	41	-	485
Net provision for impairment	6,930	2,047	265	628	-	9,870
Other non-cash expenses	84,709	15,235	12,484	332	-	112,760

2007	Container Shipping US$'000	Logistics US$'000	Terminals US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues						
External sales	6,633,487	1,322,914	198,849	4,727	-	8,159,977
Inter-segment sales	28,676	29	410,250	5,214	(444,169)	-
Total revenue	6,662,163	1,322,943	609,099	9,941	(444,169)	8,159,977
Segment result	431,299	56,042	87,975	10,790	-	586,106
Interest expense						(36,465)
Interest income						26,776
Share of results of associated companies	-	2,787	17	496	-	3,300
Share of results of joint ventures	-	782	6,364	-	-	7,146
Profit before income tax						586,863
Income tax expense						(53,900)
Net profit for the financial year						531,963
Segment assets	3,604,823	308,093	191,256	943,907	(403,589)	4,644,490
Associated companies	-	11,166	3,941	-	-	15,107
Joint ventures	-	5,465	17,539	-	-	23,004
Unallocated assets						426,110
Consolidated total assets						5,008,711
Segment liabilities	1,418,893	343,668	192,904	107,610	(403,589)	1,659,486
Unallocated liabilities						642,008
Consolidated total liabilities						2,301,494
Other segment items:						
Capital expenditures						
- property, plant & equipment	622,384	24,742	18,470	246,254	-	911,830
- investment properties	-	-	-	18	-	18
- intangible assets	353	12,960	-	137	-	13,450
Depreciation	221,077	7,954	19,856	5,729	-	254,616
Amortisation	(3,287)	2,820	-	21	-	(446)
Net provision for/(write-back of) impairment	10,304	1,385	190	(773)	-	11,106
Other non-cash expenses	19,765	7,230	11,153	2,846	-	40,994

13. Segment Information (continued)
Secondary Segment Reporting By Geographical Segments

In respect of container shipping activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of terminals services, the geographical segments of external sales are reported based on the country where the services are performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 Segment Reporting. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales			Total Assets		
	2008 US$'000	2007 US$'000	% Increase/ (Decrease)	2008 US$'000	2007 US$'000	% Increase/ (Decrease)
Asia/Middle East	2,134,557	1,832,807	16	1,173,183	1,247,630	(6)
Europe	2,088,236	1,847,842	13	195,276	287,456	(32)
Americas	5,062,333	4,479,328	13	908,519	1,072,166	(15)
Subtotal	9,285,126	8,159,977		2,276,978	2,607,252	
Vessels	-	-	0	2,031,906	1,662,040	22
Containers	-	-	0	1,068,333	666,586	60
Drydocking costs	-	-	0	67,374	72,834	(7)
Total	9,285,126	8,159,977		5,444,591	5,008,711	

	Capital Expenditure - Property, plant and equipment		
	2008 US$'000	2007 US$'000	% Increase/ (Decrease)
Asia/Middle East	86,753	32,059	171
Europe	1,406	2,991	(53)
Americas	33,248	102,066	(67)
Subtotal	121,407	137,116	
Vessels	249,285	386,493	(36)
Containers	485,770	345,499	41
Drydocking costs	22,587	42,723	(47)
Total	879,049	911,830	

	Capital Expenditure - Investment Properties			Capital Expenditure - Intangible Assets		
	2008 US$'000	2007 US$'000	% Increase/ (Decrease)	2008 US$'000	2007 US$'000	% Increase/ (Decrease)
Asia/Middle East	-	18	(100)	95	12,548	(99)
Europe	-	-	0	1	5	(80)
Americas	-	-	0	2,879	897	221
Total	-	18		2,975	13,450	

14. **Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Please refer to Note 9 for an analysis by business units.

15. **Breakdown of sales as follows:**

	Group		
	2008 US$'000	2007 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	4,642,536	3,707,135	25
Operating gains after income tax before deducting minority interest reported for first half year	199,771	140,039	43
Sales reported for the second half year	4,642,589	4,452,842	4
Operating (losses)/gains after income tax before deducting minority interest reported for second half year	(111,508)	391,924	N/M

N/M: Not meaningful

16. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**2008 US$'000**	**2007 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	-	3,249
Keppel Telecommunications & Transportation Ltd and its associates	156	557
PSA Corporation Limited and its associates	169,499	149,239
SembCorp Marine Ltd and its associates	25,811	620
Singapore Petroleum Company Limited and its associates	17,767	10,465
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	3,677	4,412
Transactions for the Sale of Goods and Services		
Keppel Shipyard Limited and its associates	-	70
NIB Bank Limited	80	-
PSA Corporation Limited and its associates	-	243
SembCorp Marine Ltd and its associates	194	79
SNP Corporation Ltd and its associates	-	323

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

17. **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-**

	2008 US$'000	**2007 US$'000**
Ordinary	81,550	147,579
Preference	-	-
Total	81,550	147,579

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 10 February 2009

NOL

Press Release

NOL posts 2008 Net Profit of US$83 million, after restructuring charges of US$72 million

Fourth quarter net loss of US$149 million reflects severe deterioration in market conditions and restructuring costs

Singapore, 10 February 2009: Global container shipping and logistics group Neptune Orient Lines (NOL) today reported a net profit for 2008 of US$83 million, 84% lower than 2007.

The Group's 2008 Core EBIT of US$213 million was down 64% from the prior year.

For the fourth quarter of 2008 (4Q08), the company reported a net loss of US$149 million and a loss at Core EBIT level of US$45 million.

The fourth quarter result includes US$72 million of restructuring charges.

Revenue for 2008 was up 14% year-on-year to a record US$9.29 billion.

FINANCIAL HIGHLIGHTS

	2008	2007	Change %	4Q08	4Q07	Change %
Revenue (US$m)	9,285	8,160	14	2,289	2,424	(6)
Core EBIT (US$m)	213	592	(64)	(45)	220	nm
Non-Recurring Items (US$m)	(53)	21	nm	(76)	8	nm
EBIT (US$m)	160	613	(74)	(121)	228	nm
Net profit (US$m)	83	523	(84)	(149)	196	nm

Announcing the results, NOL Group Chairman, Mr Cheng Wai Keung, said: "2008 was a year of dramatic change, in which our Group faced some of the most turbulent conditions in its long history. The impact of the difficult macro-economic environment is reflected in the fourth quarter operating results."

NOL Group President and Chief Executive Officer, Mr Ron Widdows, said: "The results we are announcing today show the impact of a severe market downturn in the latter part of 2008, caused by reduced consumer confidence in the wake of the global economic crisis.

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg

They also take account of significant restructuring costs, which reflect actions taken in the fourth quarter to place the company on a better footing for the conditions ahead."

"The severity of the collapse in global trade over recent months is without precedent. Since late September 2008, we have seen a consistent, week-by-week drop in shipment levels across nearly all trade routes."

"Though we recognised early the pattern of decline in market conditions, and took decisive action to reconfigure our business, the adjustments could not fully counter the speed and dramatic nature of the downturn being experienced in global container trades."

Mr Widdows said the company had acted during the fourth quarter to restructure operations, rationalise container shipping assets and reduce its global workforce.

"We will continue to adjust our business to ensure we weather this storm and emerge from it in the best possible shape. As we navigate through the current tough conditions, we do so with an eye to positioning our business for future growth and to take advantage of the considerable opportunities that will arise in the wake of this business downturn," said Mr Widdows.

Continuing positive operating cash flows through 2008 have ensured the company's balance sheet remains strong. At 26 December 2008 the Group had net debt of US$816 million and a net gearing level of 0.33 times.

BUSINESS SEGMENTS

NOL's Container Shipping business, APL, recorded a 5% year-on-year rise in annual volumes to 2.47 million FEU (Forty-foot equivalent unit), with particularly strong growth in volumes in the Intra-Asia trade. This, combined with enhanced bunker recoveries, saw APL achieve revenues for the year of US$7.95 billion, 19% higher than in 2007.

However, there was a rapid deterioration in demand across all trades in the fourth quarter. This, coupled with pro-active capacity management by APL to reduce costs, led to a decline in 4Q08 volumes. APL's 4Q08 revenues were down 2% to US$1.96 billion.

APL recorded a Core EBIT level loss for 4Q08 of US$84 million. As a consequence the Container Shipping segment reported a significantly reduced Core EBIT for the year of US$73 million, compared to US$428 million in 2007.

Despite capacity reductions, APL's average fourth-quarter global utilisation level was 83%, compared to 93% in the equivalent quarter of the prior year.

In Container Shipping, average revenue per FEU for 4Q08 was 7% higher year-on-year. These additional revenues were derived primarily from Transpacific trade as a result of the company's success earlier in the year in implementing floating bunker fuel surcharges on a majority of Transpacific customer contracts, which were not included in the 4Q07.

Mr Eng Aik Meng, President of APL, said: "Core freight rates (excluding bunker adjustment factors) came under extreme downward pressure during the latter part of the year.

APL's bottom line continued to be affected by significant cost pressures. During the fourth quarter, fuel costs dropped from the record levels experienced in 3Q08, but were still on average 13% higher on a year-on-year basis, excluding bunker hedging factors.

Mr Eng said: "APL took a range of steps during the fourth quarter to address costs and respond to market circumstances. We shaved capacity and reconfigured our service networks, adjusted port calls and service loops and withdrew a number of vessels from service. We announced capacity reductions of 25% in the Asia-Europe trade, 20% in the Transpacific and 16% in the Intra-Asia trade."

APL Logistics delivered 2008 Core EBIT of US$64 million, up 5%. Logistics' Core EBIT result of US$16 million for 4Q08 was 24% lower than in 4Q07.

Mr Brian Lutt, President of APL Logistics, said: "Continued product innovation supported by an aggressive focus on costs saw APL Logistics perform well over the year. During the final quarter the global economic slowdown severely impacted the supply chains of the multinational corporations which form the backbone of APL Logistics' customer base, and the results of the Logistics segment came under pressure, especially in the automotive and forwarding segments. APL Logistics will continue to deliver savings to customers through innovation."

The Terminals business segment reported full year Core EBIT of US$72 million, down 23%, with 4Q08 EBIT of US$18 million, down 33%.

Mr Steve Schollaert, President of Terminals, said: "The performance of the Terminals unit was adversely affected by large-scale capacity reduction by its liner shipping customers, combined with demand deterioration in US West Coast container trades."

DIVIDENDS

The NOL Board of Directors has recommended a final tax-exempt (one tier) dividend of 4 Singapore cents per share to be paid on 5 May 2009 to the shareholders whose names appear on the Company's share register at close of business on 21 April 2009. This is in addition to the interim tax-exempt (one-tier) dividend of 4 Singapore cents per share paid in September 2008. The total dividend for the 2008 performance year will be 8 Singapore cents per share.

NOL's current dividend policy is to pay the higher of an annual dividend of 8 Singapore cents per share net, or a full-year dividend of 20% of net profits after tax. The Directors have decided that going forward the company will pay an annual dividend of 20% of net profits after tax.

OUTLOOK

Container shipping and related businesses are in the midst of a pronounced downturn which is expected to extend through 2009. Reduced consumer demand worldwide, coupled with excess supply of new vessel tonnage is creating a very difficult business environment.

Conditions similar to those in the fourth quarter of 2008 are expected to continue through 2009. NOL anticipates reporting a loss for the year 2009.

The Group has undertaken a restructuring and will continue to lower its cost base, mitigate losses and improve productivity so as to emerge stronger when the upturn occurs.

4Q08 OPERATING PERFORMANCE (vs 4Q07)

Container Shipping

- Revenue 2% lower at US$1.96 billion
- Average revenue per FEU up 7% to US$3,067
- Container volumes down 14% to 574,000 FEUs
- Core EBIT loss of US$84 million
- EBIT loss of US$143 million
- EBIT margin of (7.3%) compared to 8.6%

Logistics

- Revenue 14% lower at US$328 million
- Core EBIT of US$16 million, down 24%
- EBIT of US$6 million, down 68%
- EBIT Margin of 1.8% compared to 5.0%

Terminals

- Revenue down 9% to US$148 million
- Average revenue per lift up 10% to US$271
- Core EBIT of US$18 million, down 33%
- EBIT of US$11 million, down 59%
- EBIT Margin of 7.4% compared to 16.6%

FY08 OPERATING PERFORMANCE (vs FY07)

Container Shipping

- Revenue 19% higher at US$7.95 billion
- Average revenue per FEU up 11% to US$3,033
- Container volumes rose 5% to 2.47 million FEU
- Core EBIT of US$73 million, down 83%
- EBIT of US$34 million, down 92%
- EBIT margin of 0.4% compared to 6.8%

Logistics

- Revenue steady at US$1.32 billion
- Core EBIT of US$64 million, up 5%
- EBIT of US$53 million, down 7%
- EBIT Margin of 4.0% compared to 4.3%

Terminals

- Revenue 5% lower at US$577 million
- Average revenue per lift up 5% to US$260
- Core EBIT of US$72 million, down 23%
- EBIT of US$65 million, down 30%
- EBIT Margin of 11.3% compared to 15.3%

-ENDS-

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

2008 Full Year Performance Review

10 February 2009

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

NOL

1. Group Highlights



By Cheng Wai Keung
Chairman

Group Financial Highlights

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**9,285**	8,160	14	**2,289**	2,424	(6)
Core EBIT	**213**	592	(64)	**(45)**	220	nm
EBIT	**160**	613	(74)	**(121)**	228	nm
Net profit / (loss)	**83**	523	(84)	**(149)**	196	nm
Basic EPS (US cents)	**5.66**	35.72	(84)	**(10.10)**	13.33	nm

Group Dividends: Final dividend of 4.00 Singapore cents per share, tax exempt (one-tier).

2. 2008 Financial Highlights



By Ron Widdows
Group President & CEO

NOL

FY2008 Key Highlights

- *Managing Group Profitability*
  - ➢ Revenues up 14% to US$9.3 billion
  - ➢ Core EBIT down 64% to US$213 million
  - ➢ EBIT down 74% to US$160 million
  - ➢ Restructuring cost of US$72 million incurred in 4Q08
- *Container Shipping*
  - ➢ Volume up 5%
  - ➢ Average revenue/FEU up 11%
  - ➢ Headhaul utilisation down to 89%
  - ➢ Operating capacity up 7%
  - ➢ Nominal fleet capacity up 22%
- *Logistics & Terminals*
  - ➢ Logistics Core EBIT up 5%
  - ➢ Logistics Core EBIT margin of 4.8%
  - ➢ Terminal Core EBIT down 23%
  - ➢ Terminal throughput down 10%
- *Cost Management*
  - ➢ Re-evaluating all costs drivers
  - ➢ Capacity reduction
  - ➢ Restructuring exercise

NOL

Group Financial Highlights

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**9,285**	8,160	14	**2,289**	2,424	(6)
Core EBIT	**213**	592	(64)	**(45)**	220	nm
• Non-recurring items	(53)	21	nm	(76)	8	nm
EBIT	**160**	613	(74)	**(121)**	228	nm
Net profit / (loss)	**83**	523	(84)	**(149)**	196	nm
Basic EPS (US cents)	**5.66**	35.72	(84)	**(10.10)**	13.33	nm

Non-Recurring Items

US$m	FY08	FY07	4Q08	4Q07
1. Gain from asset disposals	**28**	25	**4**	8
2. Restructuring costs	**(72)**	-	**(72)**	-
3. Others	**(9)**	(4)	**(8)**	-
Total	**(53)**	21	**(76)**	8

Financial Performance

Managing for profitability in a rapidly deteriorating and challenging container shipping environment.



Revenues (US$M)
EBIT/Core EBIT (US$M)
Revenue CAGR 9%
10,000
8,000
6,000
4,000
2,000
0
1,500
1,250
1,000
750
500
250
0
6,545
7,271
7,264
8,160
9,285
940
898
401
592
213
2004
2005
2006
2007
2008
Revenue
Core EBIT
EBIT

	2004	2005	2006	2007	2008
EBIT Margin	14.6%	12.5%	5.5%	7.5%	1.7%
Core EBIT Margin	14.4%	12.4%	5.5%	7.3%	2.3%

Financial Stability

Diligent financial management has provided NOL with a strong balance sheet to manage through the economic down-cycle.



Gearing ratios(times)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.50
0.33
26-Dec-2008
Gross Gearing
Net Gearing

3. 2008 Financial Performance



By Cedric Foo
Group Deputy President & CFO

NOL

Group Financial Highlights

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**9,285**	**8,160**	**14**	**2,289**	**2,424**	**(6)**
Core EBITDA	**476**	**846**	**(44)**	**30**	**290**	**(90)**
• Depreciation & Amortisation	(263)	(254)	3	(75)	(70)	7
Core EBIT	**213**	**592**	**(64)**	**(45)**	**220**	**nm**
• Non-recurring items	(53)	21	nm	(76)	8	nm
EBIT	**160**	**613**	**(74)**	**(121)**	**228**	**nm**
• Gross Interest Expense	(28)	(36)	(23)	(11)	(6)	83
• Tax	(49)	(54)	(9)	(17)	(26)	(34)
Net profit/(loss) to equity holders	**83**	**523**	**(84)**	**(149)**	**196**	**nm**

NOL

Group Revenue Breakdown

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Container Shipping	**7,945**	6,662	19	**1,964**	1,999	(2)
Logistics	**1,324**	1,323	0	**328**	381	(14)
Terminals	**577**	609	(5)	**148**	163	(9)
Others	**13**	10	30	**3**	2	50
Elimination	**(574)**	(444)	29	**(154)**	(121)	27
Total Revenue	**9,285**	**8,160**	**14**	**2,289**	**2,424**	**(6)**



6% (Terminals)
13% (Logistics)
81% (Container Shipping)

FY08 Revenue by business segment is stated before inter-segment elimination.

NOL

Group Core EBIT Breakdown

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Container Shipping	**73**	428	(83)	**(84)**	163	nm
Logistics	**64**	61	5	**16**	21	(24)
Terminals	**72**	93	(23)	**18**	27	(33)
Others	**4**	10	(60)	**5**	9	(44)
Total Core EBIT	**213**	**592**	**(64)**	**(45)**	**220**	**nm**

NOL

Group EBIT Breakdown

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Container Shipping	**34**	450	(92)	**(143)**	172	nm
Logistics	**53**	57	(7)	**6**	19	(68)
Terminals	**65**	93	(30)	**11**	27	(59)
Others	**8**	13	(38)	**5**	10	(50)
Total EBIT	**160**	**613**	**(74)**	**(121)**	**228**	**nm**

Balance Sheet Highlights

US$m	26 Dec '08	28 Dec '07
Total Assets	5,445	5,009
Total Liabilities	2,940	2,301
Total Equity	2,505	2,708
Total Debt	1,245	591
Total Cash	429	504
Net Debt	816	87
Gearing (Gross)	0.50 x	0.22 x
Gearing (Net)	0.33 x	0.03 x
NAV per share (US$)	1.67	1.81
(S$)	2.42	2.63

Cash Flow Highlights

US$m	FY08	FY07
Cash & Cash Equivalents - Beginning	**504**	**694**
Cash Inflow/(outflow)		
Operating Activities	500	827
Investing/Capex Activities	(843)	(863)
Financing Activities	268	(154)
Cash & Cash Equivalents – Closing	**429**	**504**

Capital Expenditure

US$m	FY08 Actual	FY07 Actual
1. Vessels	**249**	**386**
2. Equipment / Facilities	**551**	**447**
3. Drydock	**23**	**43**
4. IT	**48**	**15**
5. Others	**11**	**22**
Total	**882**	**913**

4. Container Shipping



By Eng Aik Meng
President, APL

Container Shipping Profit & Loss Summary

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**7,945**	6,662	19	**1,964**	1,999	(2)
Core EBIT	**73**	428	(83)	**(84)**	163	nm
EBIT	**34**	450	(92)	**(143)**	172	nm
EBIT Margin	**0.4%**	6.8%		**(7.3%)**	8.6%	

- **FY2008**
  - ➢ Volume grew by 5% year-on-year (YoY)
  - ➢ Average revenue per FEU up by 11% YoY
- **4Q08**
  - ➢ Volume decline by 14% YoY
  - ➢ Average revenue per FEU up by 7%
  - ➢ Utilisation down to 83%
  - ➢ YoY operating capacity decreased by 2%

Average Revenue/FEU and Volume Trend

Increase in average revenue/FEU since the beginning of the year has largely been driven by the recovery of fuel through Bunker Adjustment Factor (BAF). Recent trend in falling average revenue/FEU is driven by a combination of lower BAF collections and falling core freight rates. Rationalisation of capacity and further deterioration in global container trade can be seen in the volume trend during 2H 2008.



Volume ('000 FEU)
US$/FEU
Average Weekly Volume (LHS)
Average Revenue Per FEU (RHS)
70
60
50
40
30
20
10
0
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12
2006
2007
2008
Period

NOL

Container Shipping Network Capacity & Utilisation

4Q08 utilisation fell to 83% due to rapid deterioration in demand for global trade and tightening of network capacity. Network continues to be reconfigured to improve utilisation and minimise costs.



Average Capacity (weekly TEUs)
Utilisation %
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
96%
95%
99%
96%
98%
98%
99%
93%
95%
90%
90%
83%
Q1 Q2 Q3 Q4
2006
2007
2008

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account "winter program" initiations.

NOL

Adjusting Network to Optimise Assets

Flexibility in adjusting network according to the changing container demand and pricing environment to ensure efficient use of assets and minimise slot costs while maximising yield.

Transpacific Capacity Adjustments



Capacity
-20%
-20%
Capacity prior to announced capacity cut in Oct 08
Capacity post-announcement
Adjusted planned capacity for 1Q09

Asia-Europe Capacity Adjustments



Capacity
-25%
-3%
Capacity prior to announced capacity cut in Oct 08
Capacity post-announcement
Adjusted planned capacity for 1Q09

Continuous Fleet and Equipment Management

While vessels are left idle or chartered-out, container equipment is off-hired or sold in order to resize operating assets to lower cost and ensure maximum use of assets at hand given the current trade dynamics.

Nominal Vessel Fleet Capacity as at 26 Dec 08



Nominal Capacity ('000 TEU)
Number of vessels
600
500
400
300
200
100
0
139
12
6
121
Total fleet
Drydock/Idle
Chartered-out
Operating fleet

Container Equipment Management



Dry Container Fleet ('000FEU)
500
450
400
350
300
250
Containers@ 19 Sept 08
Reduction in container equipment in 4Q08
Containers@ 26 Dec 08

Container Shipping Vessel Commitments

New vessel commitments remain at 28 (owned and chartered), to be delivered from 2009 onwards and with some vessel deliveries being pushed back to 2012. Of these, one have been delivered so far, with another twelve by the end of the year. New vessel deployment will be dependent on container trade dynamics and network management to create the highest yield.



TEUs
■ < 5,000 TEU
7,000 - 10,000 TEU
■ 5,000 - 6,999 TEU
> 10,000 TEU
Number of vessels
120,000
100,000
80,000
60,000
40,000
20,000
0
13
5
0
10
2009
2010
2011
2012

NOL

Potential Vessel Network Reduction

While there are new vessel commitments due to arrive, some vessels can be removed from the network due to expiry of charter.



TEUs
60,000
40,000
20,000
0
Number of vessels
3
4
7
8
7
2009
2010
2011
2012
2013

NOL

Right-Sizing to Keep Asset Base Tight

Through right-sizing of assets and network configuration, assets can be better utilised in a downturn while still leaving room to take advantage of improvement in container trade.


Physical Asset Reduction
Rationalise Capex
Network Configuration
Manage Vessel Commitments
Tight Asset Base

Optimise Asset Efficiency

- Minimise slot cost
- Maximise yield & earnings

NOL

Summary

- **Container trade growth in first nine months of 2008 was severely affected by the rapid deterioration in the container trade environment in 4Q08.**
- **Earnings hampered by lower utilisation and falling freight rates as demand deteriorates.**
- **Container trade will remain challenging due to:**
  - Weak demand
  - Large supply of new tonnage
  - Pressure on freight rates
- **Continue to be flexible in managing capacity and asset base to the changing container trade environment.**
- **Enhance efficiency in assets and optimise utilisation to lower slot costs and maximise yield.**

NOL

Logistics



5. Logistics

By Brian Lutt
President, APL Logistics

Logistics Profit & Loss Summary

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**1,324**	1,323	0	**328**	381	(14)
Core EBIT	**64**	61	5	**16**	21	(24)
EBIT	**53**	57	(7)	**6**	19	(68)
EBIT Margin	**4.0%**	4.3%		**1.8%**	5.0%	

- **FY2008**
  - Revenue growth from Contract Logistics and International Service remained flat year-on-year (YoY).
  - Core EBIT up by 5% YoY to US$64 million due to costs management efforts.
- **4Q08**
  - Revenue declined by 14% YoY due to declining demand across all segments of business.
  - Core EBIT decreased by 24% YoY mainly due to margin erosion on the trucking segment of Contract Logistics division and some foreign exchange losses incurred in 4Q08.

Integrated Logistics Capabilities Across the Supply Chain

APL Logistics provides seamless transportation and logistics services through constant focus on integrating logistics capabilities across the supply chain.



Origin Services
Destination Services
The NOL Value Chain
Warehouse
Land
Consol
Terminals
Container Shipping
Terminals
Deconsol
Land
Warehouse
IT Visibility

Broad Product Suite and Strong Customer Base

APL Logistics has a broad product suite of service offerings for its strong customer base. APL Logistics services over 800 customers worldwide and had a customer retention rate of over 90% in 2008 for its Top 100 customers.

APL Logistics

Warehousing and Distribution
- Operates ~ 25m sq. feet warehouse space worldwide

Global freight management
- Offers freight delivery service with multi-modal transportation

Supply Chain Management
- Provides supply chain management solution to reduce cycle time and inventory level

OceanGuranteed LCL Service
- Has networks in five countries including China, Singapore, Japan, Korea, and Taiwan

Manufacturing support
- Ensure on-time delivery and high quality service with various process management solutions

Consolidation and vendor Services
- Consolidates merchandise, information and documents with 200 facilities worldwide

APL Guaranteed Continental FCL Service
- Is the only FCL service with day-definite deliveries and a money-back service guarantee

Asset Management
- Provide facilities management for its distribution facilities and those of its customers



Representative customer segments
Retail
Consumer
Electronics/Hi Tech
Automotive/Industrial

Trends Impacting Global Supply Chains

- **Slowing global demand will put pressure on entire supply chain**
  - **Customers will seek more value-adding and cost-effective supply chains**
  - **Inventory strategies will be built around smaller and more frequent shipments**
- **Greater diversification in product sourcing**
  - **Current trend of factory closures in Southern China will force greater diversification in product sourcing**
  - **Migration of production to more cost efficient locations**
  - **Countries such as Vietnam, India and Indonesia could see rising production capabilities**
- **Need to seamlessly integrate shifts in global supply changes to networks and service offerings**
  - **Greater collaboration between shippers and logistics operators to weather the current economic downturn.**

NOL

APL Logistics' International Services Business

Products such as time-definite services is a cost-effective method for customers to keep inventory levels low which will require smaller and more frequent shipments.


Extensive global coverage : 260+ locations in 53 countries on 6 continents
1
Over 800 customers worldwide
2
Speed and reliability with a range of premium, multi-modal transportation products offering door-to-door freight delivery
3
Innovative services OceanGuaranteed and APL Guaranteed provides industry's first guaranteed, day-definite ocean service
4
Proprietary web-enabled operating system designed for real-time shipment management and customer service
5
Combination of the expertise of Container Shipping and Logistics' land-side capabilities
6
APL Logistics

Well positioned for a market that is adjusting to slowing growth

NOL

APL Logistics' Contract Logistics Business

Contract Logistics footprint can be enhanced through APL Logistics' extensive warehouse management business.


Global network of 166 facilities covering 25 million sqm providing dedicated and multi-user warehousing services and support
1
One of the largest providers of warehouse-based logistics in North America with 15 million sqm of warehousing space
2
Growing footprint in fast-growing Latin American market with development of new 42,000 sqm facility in Chile
3
Expanding capabilities in China and India through development of inland container depots and container freight stations
4
Proprietary technology offers customers an integrated view of their warehousing and distribution "pipeline" in North America
5
Overlapping customer segments with Container Shipping and other APL Logistics service offerings
6
APL Logistics

Scale and reach to service global customers

NOL

APL Logistics' Land-side Capabilities

APL Logistics' Intermodal unit provides a leading ground capability.


Well established relationship with all Class 1 U.S. railroads and more than 700 drayage operators
1
One of the pioneers and leaders of rail intermodalism since the late 1970s
2
Priority access to North America's largest stacktrain network
3
Innovative services like IndiaLinx™ to provide access to world-class intermodal operations
4
Proprietary management system to monitor multi-modal transportation
5
Combination of the expertise of Container Shipping and Logistics units
6
APL Logistics

Target to be a leading provider of intermodal services

NOL

Summary

- Margin sustainability in an environment of slowing demand growth and lower transportation volumes
- APL Logistics is well positioned in the highly competitive Logistics industry
- Broad product offerings for its solid customer base
- Changing trends in supply chain management to adjust to global economic conditions
- Act on opportunities to cater to changing trends while enhancing global presence

NOL

6. Positioning for the Downturn



By Ron Widdows
Group President & CEO

NOL

4Q08 Saw a Dramatic Downturn in Economic Activity

US Monthly Retail Sales YoY Growth (1998 – 2008)



15%
10%
5%
0%
-5%
-10%
-15%

Europe Monthly Retail Sales YoY Growth (1998 – 2008)



5%
4%
3%
2%
1%
0%
-1%
-2%
-3%

US and UK Consumer Confidence Index (2004 – 2008)



150
125
100
75
50
25
0
May-04
Oct-04
Mar-05
Aug-05
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
UK Consumer Confidence Index (2004 = 100)
US Consumer Confidence Index (2004 = 100)

Source: US Census Bureau and Eurostat

China Factories Feel the Pressure of Global Economic Downturn

China Purchasing Managers Index : Manufacturing (2005 – 2008)



PMI Index (%)
65
60
55
50
45
40
35
30
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08
Dec-08

Source: National Bureau of Statistics (China)

China Manufacturing Sector Hit by Global Slowdown

The New York Times

The slowdown in exports contributed to the closing of at least 67,000 factories across China in the first half of the year, according to government statistics. (November 13, 2008)

CHINAdaily

China's urban registered unemployment rate jumped for the first time in five years to 4.2 percent as of Dec 31, the Ministry of Human Resources and Social Security said on Tuesday. (21 Jan 2009)

REUTERS

About 20 million Chinese rural migrants have lost jobs as the nation's economic growth has faltered, a senior official said. (2 February 2009)

Industry Wide Container Trade Deteriorates in 4Q08

Globally, container port throughput declines year-on-year in 4Q08. Double-digit percentage decline in November and December 2008.



USWC PORT Volumes (Monthly % Change)
Nov-07
Nov-08
M Teu's
0.5
0.4
0.3
0.2
0.1
0.0
-14%
0.42
-21%
0.33
-21%
0.10
-16%
0.08
-35%
0.07
LA
LB
OAK
TAC
SEA
Source: Georgia ports Authority, Piers (Jan 09)



US PORT Volumes (Monthly % Change)
Nov-07
Nov-08
M Teu's
2.5
2.0
1.5
1.0
0.5
0.0
-19%
1.03
-14%
1.04
-17%
2.08
West Coast
East Coast (incl Gulf Coast)
Total
Source: Georgia ports Authority, Piers(Jan 09)



HK Port YoY Throughput Growth (2008)
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
-30.0%
Jan
Fe
Ma
Ap
Ma
Ju
Jul
Au
Se
Oct
2008
-24%

Source: Marine Dept of the HK Government

NOL

Resulting In Significant Trade Deterioration in 4Q 2008



NOL Year-on-year Period Volume Change
NOL YoY volume change (%)
40%
30%
20%
10%
0%
-10%
-20%
-30%
2001
2002
2003
2004
2005
2006
2007
2008

Source: NOL

NOL

Outlook for 2009 Challenging

Many major economies are already in recession now. For the first time since 1982, overall world trade is expected to decline in 2009 amid volatile oil, commodity and foreign exchange



World trade is expected to decline in 2009 for the first time since 1982
Import volumes (percentage change)
12
10
8
6
4
2
0
-2
-4
1985 1990 1995 2000 2005 2010
Trade volume



World oil demand to fall for first time in decades
Global oil demand will likely contract this year and next for the first time since the early 1980s.



Commodity prices surged before retreating in the second half of 2008
Commodity price indexes (2000=100, current US$)
500
400
300
200
100
0
Oct. 05 Aug. 06 Jun. 07 Apr. 08
Energy index
Non-Energy index

Source: World Bank, Dec 2008

NOL

Significant Industry Tonnage Slated For 2009 to 2011

Industry supply overhang continue to be a worry. Although early signs of progress in this aspect – more has to be done.



Containership Orderbook (by Ship Size)
TEU (000)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1,801
1,727
1,680
560
2009
2010
2011
2012+
Feeder/Max
Handy
Sub-Panamax
Panamax
Post-Panamax (5000-7999)
Post-Panamax (8000+)

Source: Drewry Container Forecaster (4Q08)

Some events that could bring relief to supply challenge:

- **Delayed vessel deliveries**
- **Cancellations of newbuilds**
- **Possible defaults**
- **Scrapping of vessels**

NOL

Nonetheless, 2009 Has Some Bright Spots : Lower Inventory Levels

Near term upside hope from lower inventory levels



US YoY Inventory Growth
(1998 – 2008)
Inventory growth (%)
10.0%
5.0%
0.0%
-5.0%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008



EU27 New Orders Index
Index 2000=100
New Orders Index (LHS)
% y-o-y growth (RHS)
150
140
130
120
110
100
90
80
25
20
15
10
5
0
-5
-10
-15
-20
-25
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Nov -08

Source: US Census Bureau and Eurostat

Infrastructure Investments

- **Governments are moving to develop solutions which create jobs, aiming to reverse the economic downturn**
- **Massive spending on infrastructure development will be undertaken by some countries – China most certainly**
- **Directing investment to develop infrastructure for the future**
- **Investment must be in areas with the greatest impact on the movement of goods**



Bunker Prices Down Sharply

The recent sharp correction in bunker prices will help to alleviate cost pressures but it is also an indication of the rapid deterioration in global demand.



Daily Spot Bunker Price (US$/MT)
US$/MT
800
700
600
500
400
300
200
100
Peak Spot Price (15 July 2008) : US$761 M/T
Year-end Spot Price (31 December 2008) : US$198 M/T
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

Source: Platts (High Sulphur Fuel Oil SIN 380cst Grade)

Key service cut announcements/media reports

Similar actions by container shipping peers have been announced in order to stem rising costs associated with declining utilisation rates



1. CHKY :Closure of AWE-5
2. CMA GM :Closure of CIMEX,NAFEX & LEVEX
3. ZIM : Closure of FMX,EWX
4. WAN HAI/CHEING LEI/SEA CONST: Closure NCC & TMS
1. NYK :10% capacity cut in ASEU
2. CHKY: Closure of CNX & TP leg of MAP
3. MAERSK: Joins CMA CGM FAL service
4. CHKY : AES & AEN merged
5. CSCL/IRSIL : Closure of AMX/AMX1
6. EVERGREEN: AUS &CES merged
7. TNWA : Closure of MED/MEX
8. Grand Alliance : Closure of SCE
9. PIL/WAN HAI : FBS downsized
1. IRSIL: Closure of PHL
2. EVERGREEN/OOCL: Closure of Hyper Galex II
3. UASC : Closure of AGX
4. CHKY : Closure SINA,PSW
5. PIL/WANHAI : Closure of CTP
6. CSAV/NORASIA: Closure of ANE
Sep 08
Oct 08
Nov 08
Dec 08
Jan 09
Feb 09
1. EVERGREEN :Closure of TCA
2. CHKY: Closure of EMX
3. PIL/WANHAI : CTP downsize, FES Closure
4. HANJIN/HEUNG : Closure of FMS
5. APL : Capacity cut 20% in TP & 25% in ASEU
6.MAERSK : Closure of AE-8
1. HANJIN :Closure of CNX
2. CHKY: ADX,SEA downsized
3. CMA CGM/ CSCL : Closure of FAL 4
4. MSC : Closure Asia Black Sea Tiger
5. EVERGREEN/ COSCO : Closure of SRS
1. Grand Alliance: Closure of EU-5
2. MAERSK/CMA CGM: Merge West Med
3. TNWA/CMA : Closure of EBX
4. SENATOR (Hanjin subsidiary) : Discontinue its services

Industry Capacity Cuts (Since Aug 08)

Industry-wide capacity cuts will help to cut excess oversupply in the market and may provide stability in freight rates in the container trade.

Capacity Cuts Since Aug 08


('000 TEU)
500
400
300
200
100
0
9% Cut
21% Cut
5% Cut
376
41
418
88
122
6
TP
AE
TA
Weekly capacity (As of Aug '08)
Weekly capacity cuts announced

Source: AXS-Alphaliner (Week 2009/05)

Vessel Lay-ups


Vessel (TEU)
1,000,000
800,000
600,000
400,000
200,000
-
70
115
135
165
210
255
303
25-Oct-08
24-Nov-08
8-Dec-08
17-Dec-08
5-Jan-09
19-Jan-09
2-Feb-09

Source: AXS-Alphaliner (Week 2009/05)

NOL

Active Fiscal Policies by Governments

Governments pro-active measures to inject funds into the economy will likely have some impact on economic growth. Focus on area such as infrastructure spending will also provide greater efficiencies in global transportation.

Government Stimulus Plans Announced (since Sept 2008)


Fiscal Stimulus Package (by Country)
US$ (billions)
1,000
800
600
400
200
0
US*
China
Japan
Germany
UK
France

*US stimulus is not inclusive of the US$700 billion TARP fund aimed at stabilising the financial sector

Impact on Container Trade is Wide Spread

- **Return of economic growth will reverse the current trend of declining trade growth**
- **Narrowing of supply/demand gap will provide stability in freight rates**
- **Infrastructure spending will create greater landside efficiencies and lower costs**
- **Ease credit markets and trade financing**

NOL

NOL Has Moved and Moved Fast

NOL management taken immediate actions in areas within its control to adapt to changing trade dynamics.

The Journal of Commerce Online

APL slashes capacity on major trade lanes

Updated October 22, 2008 8:49:19 AM

Peter T. Leach

Today APL announced it is slashing vessel capacity on the major east-west shipping lanes and restructuring its network in response to what it called "increasingly challenging conditions in the major container trades".

The subsidiary of Singapore-based Neptune Orient Lines, and the eighth-largest global liner company, said the capacity reductions would amount to 25 percent on the Asia-Europe trade and 20 percent on the trans-Pacific.

"The traditional seasonal softening of demand in the main container trades has been compounded by the global financial crisis and economic slowdown," said APL President Eng Aik Meng.

THE STRAITS TIMES.

NOL to cut 1,000 jobs

Nov 19, 2008

By Yang Huiwen

NEPTUNE Orient Lines will cut more than 1,000 jobs to reduce costs as the global recession reduces demand for moving sea cargo.

APL moves Americas HQ to Phoenix

By Marcus Hand in Singapore • Thursday 8 January 2009

Lloyd's List

The Leading Maritime & Transport News Portal



Photo: Nordcapital

APL is shifting its America's headquarters into the desert in Phoenix, Arizona in a bid to save costs.

Neptune Orient Lines announced in mid-November last year that it would be shifting the headquarters for the Americas region of liner unit to APL, out of Oakland to a yet undecided "more cost effective" location, as the company shed 1,000 jobs worldwide.

The company announced today that it would shift from Oakland to Phoenix, Arizona by the third quarter this year.

Continue to Implement Multiple Initiatives to Cope With These Challenging Times

Recent actions on capacity reduction and restructuring initiatives is expected to derive approximately US$250 million in cost savings in 2009. Other initiatives are also set in motion with benefits to be seen in 2009 and 2010.

Variable cost
- Lay up capacity in trade lanes
- Renegotiating contracts and fees with service providers

Bunker
- Downcycle hedging policies using more options

Fixed cost
- Off-hiring of vessels
- Returning expired charters
- Renegotiating charter contracts
- Negotiating for later delivery dates of newbuilds
- Rationalised capex plan

[redacted]

Total Cost Structure Example

Conclusion

- 4Q08 saw the sharpest drop in trade volumes in recent memory.
- Weakness in global trade has persisted into early 2009.
- Experts agree on 2009 being a challenging year but divided on the depth and length of the recession
- Supply continues to be of concern but we are of the opinion that the status quo cannot persist – something has to give.
- There are near term upsides but these are not sufficient to reverse the negative direction of growth in 2009, only to moderate the gradient of descent.
- As communicated in 3Q08, NOL is prepared for a challenging 2009 and likely weak 2010 as well.
- Significant progress already made in managing our yield and cost management position.
- Meanwhile, we remain vigilant and prepared to act decisively on transformational opportunities.
- NOL will emerge from this downturn in more competitive shape than when we entered it.

NOL

7. Group Outlook

NOL

Group Outlook

Container shipping and related businesses are in the midst of a pronounced downturn which is expected to extend through 2009. Reduced consumer demand worldwide, coupled with excess supply of new vessel tonnage is creating a very difficult business environment.

Conditions similar to those in the fourth quarter of 2008 are expected to continue through 2009. NOL anticipates reporting a loss for the year 2009.

The Group has undertaken a restructuring and will continue to lower its cost base, mitigate losses and improve productivity so as to emerge stronger when the upturn occurs.

NOL

Q&A

NOL

Appendix

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Chinese Yuan, Japanese Yen, Singapore Dollar, Canadian Dollar, Korean Won and Indian Rupee.
- The Group maintains a policy of hedging foreign exchange exposures.

Estimated Capital Expenditure for 2009

Estimated Capital Expenditure for 2009

US$m	FY09 Estimated
1. Vessels	13
2. Equipment / Facilities	56
3. Drydock	21
4. IT	41
5. Others	11
Total	**142**

Shipping

Operating Performance Container Shipping



By Eng Aik Meng
President, APL

NOL

Container Shipping 2008 Highlights

- Revenue for FY08 increased by 19% year-on-year (YoY) to US$7.9 billion due to higher volumes and average revenue through greater bunker recovery (BAF).
  - In FY08, volume grew by 5% YoY due primarily to growth in Intra-Asia, Asia-Europe and Transpacific backhaul during the first three quarters of the year, offset by sharp fall in volumes on all trade lanes in 4Q08 as global demand deteriorate from the effects of the credit crisis.
  - FY08 average revenue per FEU was 11% higher YoY due mainly to higher bunker recovery.
- For FY08, Core EBIT decreased by 83% YoY to US$73 million was due to deterioration in demand in all trade lanes, particularly in 4Q08, resulting in losses recorded for the quarter and higher operating costs during the year, namely bunker.
  - Average bunker spot price per metric ton in FY08 increased by 37% YoY.
- Revenue for 4Q08 decreased by 2% YoY to US$1.96 billion was mainly due to falling demand on all trade lanes resulting in decrease in volumes of 14%. The decrease in revenue from fall in volume was partially offset by higher freight rates through greater bunker recovery.
  - Headhaul utilisation fell to 83% due to significant deterioration in global demand.
- 4Q08 Core EBIT fell from a profit of US$163 million in 4Q07 to a loss of US$84 million due to deterioration in demand and increase in operating costs due to higher bunker costs and higher vessel costs from capacity expansion.

NOL

Container Shipping Profit & Loss Summary

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**7,945**	6,662	19	**1,964**	1,999	(2)
Core EBITDA	**299**	646	(54)	**(19)**	225	nm
• Depreciation & Amortisation	**(226)**	(218)	4	**(65)**	(62)	5
Core EBIT	**73**	428	(83)	**(84)**	163	nm
EBIT	**34**	450	(92)	**(143)**	172	nm
Core EBIT Margin	**0.9%**	6.4%		**(4.3%)**	8.2%	
EBIT Margin	**0.4%**	6.8%		**(7.3%)**	8.6%	

Container Shipping Volume Growth

'000 FEUs	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Americas	**1,024**	**1,014**	**1**	**229**	**298**	**(23)**
Transpacific	825	832	(1)	183	243	(25)
Latin America	199	182	9	46	55	(16)
Europe	**589**	**560**	**5**	**135**	**155**	**(13)**
Asia-Europe	442	428	3	100	117	(15)
Transatlantic	147	132	11	35	38	(8)
Asia/Middle East	**852**	**784**	**9**	**210**	**217**	**(3)**
Total	**2,465**	**2,358**	**5**	**574**	**670**	**(14)**

Container Shipping : Volume Mix

- Intra-Asia continues to biggest trade by volume and is one of the fastest growing trade lanes.
- Trade volume mix continues to be managed to maximise yields.



35% (Asia/Middle East)
8% (Latin America)
33% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

2008 Volume breakdown



33% (Asia/Middle East)
8% (Latin America)
35% (Transpacific)
18% (Asia-Europe)
6% (Transatlantic)

2007 Volume breakdown

Container Shipping Average Revenue/FEU

US$/FEU	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Americas	3,865	3,347	15	4,258	3,312	29
Europe	3,127	2,848	10	2,915	3,161	(8)
Asia/Middle East	1,968	1,877	5	1,865	2,041	(9)
Total	**3,033**	**2,740**	**11**	**3,067**	**2,865**	**7**

Container Shipping : Americas

	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Total Volumes ('000 FEUs)	**1,024**	**1,014**	**1**	**229**	**298**	**(23)**
• Transpacific	825	832	(1)	183	243	(25)
• Latin America	199	182	9	46	55	(16)
Average Revenue (US$/FEU)	**3,865**	**3,347**	**15**	**4,258**	**3,312**	**29**

- **Transpacific** : Transpacific volume grew in the first three quarters of the year due to the strength in backhaul trade when the US dollar was depreciating, which compensated for the decline in headhaul trade, particularly to the US West Coast. However, as the full effect of the credit crisis began to filter into the global container trade, rapid deterioration in demand during 4Q08 resulted in full year volume contraction of 1%. Overall, higher average revenue was achieved as a result of significant improvement in bunker recovery when floating bunker was achieved on the Transpacific contacts in May 2008.
- **Latin America** : Despite decline in 4Q08 volumes, full year volume and rates was higher due to capacity expansion and better demand conditions earlier in the year.

Container Shipping : Europe

	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Total Volumes ('000 FEUs)	**589**	**560**	**5**	**135**	**155**	**(13)**
• Asia-Europe	442	428	3	100	117	(15)
• Transatlantic	147	132	11	35	38	(8)
Average Revenue (US$/FEU)	**3,127**	**2,848**	**10**	**2,915**	**3,161**	**(8)**

- **Asia-Europe** : Volume in Asia-Europe grew for the year as a result of overall growth in the trade lane and capacity expansion in the first three quarters of the year. Slowing growth and continued capacity injection, resulted in deterioration in core freight rates to unsustainable levels. Capacity reduction and decline in global container trade caused 4Q08 volumes to decline. Average revenue per FEU improved due to a combination of improved bunker recovery and higher freight rates on the backhaul trade but was partially offset by declining headhaul rates.
- **Transatlantic** : Transatlantic volumes growth and freight rate improvement was driven primarily by greater demand on the eastbound trade during the first three quarters of the year.

Container Shipping : Asia/Middle East

	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Total Volumes ('000 FEUs)	852	784	9	210	217	(3)
Average Revenue (US$/FEU)	1,968	1,877	5	1,865	2,041	(9)

- **Asia/Middle East** : Volume growth was experienced on all trades within Asia/Middle East up until 4Q08. The growth in the first three quarters was driven mainly by the continued strength in short-sea trade until the effects of the slowing East/West trades began to filter into Intra-Asia trade and 4Q08 volumes declined marginally year-on-year. Average revenue improved for the year due to greater bunker recovery and strength in the short-sea trade during the first three quarters of the year, partially offset by declining long-haul rates due to introduction of new capacity into the Middle-East and Subcontinent trade lanes and cascading of vessels from Asia-Europe.

Container Shipping Trade Imbalance

Improvement in the Transpacific imbalance was due to greater demand for US products as a result of the weaker US dollar earlier in the year.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2006	2007	2008
• Transpacific	5	6	7
• Asia-Europe	8	7	7
• Transatlantic	10	10	10

Logistics

Operating Performance Logistics



By Brian Lutt
President, APL Logistics

Logistics 2008 Highlights

- For FY2008, Logistics revenue remained flat year-on-year (YoY) with Contract Logistics and International Service also recording flat revenue growth YoY.
- FY2008 Core EBIT increased by US$3 million or 5% YoY to US$64 million. The increase in EBIT YoY was driven by continued cost management efforts.
- For 4Q08, Logistics revenue decreased by US$53 million or 14% YoY to US$328 million due to declining demand across all segments of business. Contract Logistics revenue fell by US$18 million or 8% to US$206 million and International Services revenue also declined by US$35 million or 22% to US$122 million.
- 4Q08 Core EBIT decreased by US$5 million or 24% year-on-year YoY to reach US$16 million mainly due to margin erosion in the trucking segment of the Contract Logistics division and some foreign exchange losses incurred in 4Q08.

Logistics Profit & Loss Summary

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**1,324**	1,323	0	**328**	381	(14)
Core EBITDA	**74**	72	3	**18**	24	(25)
• Depreciation & Amortisation	**(10)**	(11)	(9)	**(2)**	(3)	(33)
Core EBIT	**64**	61	5	**16**	21	(24)
EBIT	**53**	57	(7)	**6**	19	(68)
Core EBIT Margin	**4.8%**	4.6%		**4.9%**	5.5%	
EBIT Margin	**4.0%**	4.3%		**1.8%**	5.0%	

Performance Breakdown

Business Segment (US$m)	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**1,324**	1,323	0	**328**	381	(14)
• Contract Logistics	808	807	0	206	224	(8)
• International Services	516	516	-	122	157	(22)
EBIT	**53**	57	(7)	**6**	19	(68)
• Contract Logistics	25	27	(7)	2	7	(71)
• International Services	28	30	(7)	4	12	(67)
EBIT Margin	**4.0%**	4.3%		**1.8%**	5.0%	
• Contract Logistics	3.1%	3.3%		1.0%	3.1%	
• International Services	5.4%	5.8%		3.3%	7.6%	

Logistics' Revenue Trend – By Customer Segment

In a challenging environment, volumes in consumer and electronics/high-tech segment were down, while the retail segment experienced increase in volumes for the year. The business continues to drive profitability by focusing on cost and service delivery to our clients in these key verticals.


US$m
1400
1200
1000
800
600
400
200
0
16%
6%
13%
10%
FY2008
FY2007
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

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Logistics' Revenue Trend – By Region

Growing revenue contribution from the Asia/Middle East region was driven by growth in IndiaLinx™. Revenue in the Americas grew slightly due to improved recovery of costs, particularly fuel, during the year. Reduced demand in Europe saw lower revenue contribution in this geography.


US$m
1400
1200
1000
800
600
400
200
0
24%
23%
FY2008
FY2007
Americas
Europe
Asia/Middle East

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Terminals



Operating Performance Terminals

By Steve Schollaert
President, APL Terminals

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Terminals 2008 Highlights

- For FY2008, Terminals revenue decreased by 5% year-on-year (YoY) to US$577 million due to fall in volumes during the year. Volume fell by 10% YoY due primarily to a combination of industry-wide capacity reduction and demand deterioration in the US, particularly in 4Q08, which directly affected the US West Coast terminals. The decrease in revenue due from lower volume was partially offset by higher revenue per lift as a result of improved mix.
- FY2008 Core EBIT decreased by US$21 million or 23% YoY to US$72 million due to fall in volume.
- 4Q08 revenue decreased by 9% YoY to US$148 million due to the rapid fall in demand for container trade during the quarter, resulting in volume contraction of 18% YoY.
- Core EBIT for 4Q08 decreased by US$9 million or 33% to US$18 million due primarily to fall in volume for the quarter.

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Terminals Profit & Loss Summary

US$m	FY08	FY07	% ▲	4Q08	4Q07	% ▲
Revenue	**577**	609	(5)	**148**	163	(9)
EBITDA[1]	**93**	113	(18)	**25**	32	(22)
• Depreciation & Amortisation	**(21)**	(20)	5	**(7)**	(5)	40
Core EBIT[1]	**72**	93	(23)	**18**	27	(33)
EBIT[1]	**65**	93	(30)	**11**	27	(59)
Core EBIT Margin	**12.5%**	15.3%		**12.2%**	16.6%	
EBIT Margin	**11.3%**	15.3%		**7.4%**	16.6%	
Volume ('000 lifts)	**2,215**	**2,469**	**(10)**	**545**	**661**	**(18)**
Average Revenue (US$/Lift)	**260**	**247**	**5**	**271**	**247**	**10**

[1] Includes share of results from a joint venture.

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Terminals : Volume Mix

APL and Alliance partners continue to provide the stable base volume throughput. Volume mix among remains similar to last year as capacity cuts has taken affect across the industry.


24% (Alliance partners)
9% (3rd party)
67% (APL)

FY2008 Volume breakdown


25% (Alliance partners)
9% (3rd party)
66% (APL)

FY2007 Volume breakdown

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End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration
number : 196800632D
Website: www.nol.com.sg

NOL

END